Exhibit 99.1

Press release 2025-03-25

New member of SEK’s Board of Directors

Today, at SEK’s Annual General Meeting, Erik Mattsson was elected as a new member of the board.

Erik Mattsson, born in 1981, holds a degree in economics from the Stockholm School of Economics and is an Investment Director at the Ministry of Finance, Government Offices of Sweden. He has previously been, among other roles, the M&A manager at Skanska Group. Erik Mattsson is also a board member of Akademiska Hus, Almi, and Apoteket.

In addition to being a member of the board, Erik Mattsson is appointed to the Finance and Risk Committee. Erik Mattsson replaces Hanna Lagercrantz as a member employed at the Government Offices of Sweden.

SEK’s Board of Directors 2025
Lennart Jacobsen (Chairman)
Håkan Berg
Paula da Silva
Reinhold Geijer
Katarina Ljungqvist
Erik Mattsson
Carl Mellander
Eva Nilsagård

The minutes from the annual meeting will be published on sek.se shortly: Corporate governance | Svensk Exportkredit

Contact Katarina Daniels, Head of Communications katarina.daniels@sek.se Mobile: +46 72 080 68 85	AB Svensk Exportkredit Visiting address: Fleminggatan20 Box 194, 101 23 Stockholm, Sweden